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                             ATTACHMENT TO NSAR #77E
                               NRM INVESTMENT CO.
                                    811-02995




         The United States Environmental Protection Agency ("EPA") identified the Company as one of several potentially responsible persons ("PRP") in respect to environmental harm to a farm denoted as "Boarhead" located in Upper Black Eddy, Bucks County, Pennsylvania. That matter as explained in the following paragraphs has progressed, is ongoing, unresolved and material.

         In November 1998 EPA, after naming the PRPs, issued a Record of Decision ("ROD") relative to estimated future cleanup costs. Those together with EPA's remedial costs already incurred totaled, as recently revised, approximately $20,000,000. Responsibility for paying these incurred and potential costs (before considering cost allocation among responsible persons) depended upon evidence linking generators to the site.

         At the outset of the "linking" aspect of discovery, based upon the Company's perception of linking evidence then available, it committed to participate in a first cleanup phase relative to groundwater, known as operable unit one ("OU 1"). A condition of the participation was that expenses so incurred would be subject to reallocation after all available linking and toxicity evidence was found and analyzed. Since the evidence linking the Company to the site and produced after it joined OU 1 was, in counsel's view, weak, and since the Company's waste product did not involve drummed waste, the Company declined to participate in drum removal, related soil cleanup ("OU 2") and past EPA costs (a part of OU2).

         Until recently, there were seven entities sharing costs in the OU 1 defense group ("the OU 1 Group") of which the Company was one. The Company's contracted share was one third of a one-fifth share. (The


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Company and two others of the seven owned an alleged waste generator in Malvern
Pennsylvania at different times and together are considered one member. They did business at the pertinent times as "National Rolling Mills" or "NRM.") In early 2006 one of the seven entitles (other than from the NRM sub-group) withdrew support for the cleanup effort; accordingly the Company will be sharing one-third of a one-fourth share of the OU 1 costs. The Company has reserved $150,000 as its estimate to pay its share of OU 1 yearly operation and maintenance and EPA oversight costs. In counsel's view the OU 1 expenses for these items will continue for at least three more years going forward from August 31, 2006.

         Some members of the OU 1 Group participated in the OU 2 work and paid EPA past costs (the "OU 2 Group.") To recover OU 1 and OU 2 costs including amounts reimbursed to the EPA, all allegedly in excess of their ratable liability, members of the OU 2 Group, acting as a unit (since amended to name the individuals rather than the group), on June 18, 2002 began a cost recovery suit in the District Court for the Eastern District of Pennsylvania under the caption BOARHEAD FARM AGREEMENT GROUP V. ADVANCED ENVIRONMENTAL TECHNOLOGY CORPORATION ET AL., No. 02-cv-3830. The group advances four categories of claims: the first is funding for the installation of a groundwater pump and treatment system to treat VOC contamination, soil aeration and hot spots (OU 1); the second, excavation and off-site disposal of buried drums (OU 2). The estimated, combined cost for these two is approximately $6,200,000. The third is reimbursement of the past costs to EPA. They were negotiated down from $13,000,000 to $7,000,000. To these sums are added the fourth category, namely future costs in an indefinite amount to cover ongoing operation and maintenance in groundwater purification to meet EPA standards.

         Unlike the OU 1 contract claims in which the Company has a one-twelfth share (subject to equitable reallocation) in the current litigation the Company is one of some six non-settling defendants. The discovery aspect of the litigation has produced some linkage evidence respecting virtually all of the defendants. A second round of depositions has been completed about volumes and toxicity of the wastes produced by each PRP. The weight of the evidence has not been determined. Of the amounts the Company already paid or will pay because of its OU 1 contract commitment, it will seek contribution or reimbursement from the other defendants. In respect to the OU 2 work and EPA reimbursement costs, the OU 2 Group will seek contribution from the Company and the other defendants. The other defendants will attempt to deflect responsibility to the Company and the


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Company will do the same regarding the other defendants. Ultimately there will be an allocation of responsibility by agreement or under court supervision, a process that may take an additional year or longer. The allocation will be based upon many factors chief among them being volume of waste taken to the Boarhead site from each of the PRPs, the toxicity of the waste, and whether the waste constituents drove the cleanup remedies.

         Discovery in the litigation is nearly complete and plaintiffs contentions have been set forth in some detail. Based upon an analysis of the developed facts, counsel for NRM Investment has opined that it is exposed to a liability of $750,000 to $1,500,000, with his best estimate at $1,000,000.

         The Company has a separate claim against the corporate successor to the NRM business, Worthington Industries. There is credible precedence in regard to this indemnity claim. During or following the principal litigation, it will pursue this claim vigorously. In evaluating its exposure to the environmental litigation, counsel for the Company has taken into account its probable recovery against Worthington.